October 23, 2009

Jim Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	EMC Insurance Group Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed on March 13, 2009
File No. 000-10956

Dear Mr. Rosenberg:

Below are the responses of EMC Insurance Group Inc. (the “Company”) to your comment letter dated September 9, 2009 (the “Comment Letter”).  For your convenience, each comment appearing in the Comment Letter is repeated below, followed by the Company’s response.

Business

Loss and Settlement Reserves, page 13

1.
Your discussion of the prior period development movements does not appear to address the underlying reasons in all cases for the prior period reserve developments.  Identifying the major lines of business and, in some cases, the accident years does not appear to be sufficiently informative.  Please revise your disclosure in all periods presented to discuss the underlying reasons for the adverse or favorable prior period reserve development.  In this regard, at a minimum, please clarify for each material portion of your prior period reserve development whether experienced or anticipated claims frequency, severity or combination of both has changed from prior estimates.  In addition, please ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response:

The Company conducts its property and casualty insurance operations in conjunction with Employers Mutual Casualty Company (Employers Mutual), its parent company, through a reinsurance pooling agreement.  The Company has no employees or systems of its own; all operations are conducted through Employers Mutual’s employees and systems.  Employers Mutual has been in the insurance business since 1911 and has used its current reserving methodology for many years.  This reserving methodology is admittedly different than that used by many public insurance companies; however, it is an accepted actuarial methodology that has served Employers Mutual and the Company well over the years because it has produced reasonably adequate reserve levels on a consistent basis.

Management does not use accident year loss picks to establish the Company’s carried reserves.  Case loss and IBNR reserves, as well as settlement expense reserves, are established independently of each other and added together to get the Company’s total loss and settlement expense reserve.  While the accident years of the individual reported claims are based on loss occurrence dates, bulk reserves (i.e., non-catastrophe and storm IBNR reserves, bulk case loss reserves and settlement expense reserves) are established in total and are only allocated to the various accident years for financial reporting purposes.  By establishing case loss reserves and bulk reserves independently of each other, management believes that it is able to achieve its goal of maintaining a reasonably consistent level of overall reserve adequacy at each quarterly reporting date.

Under the Company’s reserving methodology, development amounts are generally not specifically attributable to factors such as changes in actual or anticipated claims frequency or severity.  In fact, a portion of the Company’s reported development is merely a by-product of the process used to re-allocate certain bulk reserves to the various accident years for financial reporting purposes.  More importantly, because management strives to maintain a reasonably consistent level of reserve adequacy at each quarterly reporting date, the financial impact resulting from the development of prior accident year reserves is, in effect, being offset by the establishment of equally adequate reserves on current accident year claims.  For these reasons, management believes that the composition of the Company’s underwriting results between the current and prior accident years creates potential for misinterpretation and, in any event, is not relevant to an understanding of the Company’s results of operations.  From management’s perspective, the more important issue is consistency of reserve adequacy.  If total loss and settlement expense reserves are maintained at a reasonably consistent level of adequacy, the financial impact resulting from the development of prior accident years’ reserves will, for all practical purposes, be offset by the establishment of equally adequate reserves on current accident year claims.  Therefore, the primary driver of the Company’s results of operations is not accident year performance, but rather current period claims experience.

There is, however, one category of reserve development that does have an impact on the Company’s results of operations, and that is development experienced on prior accident years’ catastrophe and storm reserves.  Reserves associated with catastrophe and storm losses are event-specific and are initially established based on known exposures and estimates of loss frequency and severity.  As actual loss information is reported, management is better able to project the ultimate cost of the loss event.  Changes in the projected ultimate cost of a prior accident year loss event are reported as development, and this development has an impact on the Company’s results of operations because the total amount of the Company’s carried reserves has changed.

Over the past several years, management has encouraged readers of its financial statements to focus their attention on the consistency of the Company’s reserve adequacy, rather than the reported development amounts.  This action was driven, in part, by comments received by management during the Company’s quarterly earnings calls which clearly indicated that the financial impact of the reported development amounts was being misinterpreted.  Unfortunately, management’s efforts to direct readers’ attention away from the reported development amounts were not successful. As a result, management recently concluded that the best way to prevent the continued misinterpretation of the financial impact of the development amounts was to discontinue the quarterly disclosure of those amounts.

Management acknowledges that it is required to disclose reserve development amounts on an annual basis in its Form 10-K filings.  However, management also has an obligation to disclose information that is meaningful and helpful in analyzing the Company’s results of operations.  In order to satisfy both of these obligations, management is proposing that the following revised narrative be included under the “Loss and Settlement Expense Reserves” heading in the business section of the 2009 Form 10-K.  This revised narrative includes an expanded discussion of the Company’s reserving methodology, as well as cautionary language explaining why the financial impact of the reported development amounts could be easily misinterpreted.

Loss and Settlement Expense Reserves

Liabilities for losses and settlement expenses are estimates at a given point in time of what an insurer expects to pay to claimants and the cost of settling claims, based on facts and circumstances then known.  It can be expected that the insurer’s ultimate liability for losses and settlement expenses may either exceed or be less than such estimates.  The Company’s estimates of the liabilities for losses and settlement expenses are based on estimates of future trends and claims severity, judicial theories of liability, historic loss emergence and other factors.  However, during the loss adjustment period, which may cover many years in some cases, the Company may learn additional facts regarding individual claims, and consequently it often becomes necessary to refine and adjust its estimates of liability.  The Company reflects any adjustments to its liabilities for losses and settlement expenses in its operating results in the period in which the changes in estimates are made.

The Company maintains reserves for losses and settlement expenses with respect to both reported and unreported claims.  The amount of reserves for reported claims is primarily based upon a case-by-case evaluation of the specific type of claim, knowledge of the circumstances surrounding each claim and the policy provisions relating to the type of loss.  Reserves on assumed reinsurance business are the amounts reported by the ceding companies.

The amount of reserves for unreported claims is determined on the basis of statistical information for each line of insurance with respect to expected loss emergence arising from occurrences that have not yet been reported.  Established reserves (for both reported and unreported claims) are closely monitored and are frequently examined using a variety of formulas and statistical techniques for analyzing loss development, as well as other economic and social factors.

Settlement expense reserves are intended to cover the ultimate cost of investigating claims and defending lawsuits arising from claims.  These reserves are established each year based on previous years’ experience to project the ultimate cost of settlement expenses.  To the extent that adjustments are required to be made in the amount of loss reserves each year, settlement expense reserves are correspondingly revised, if necessary.

Employers Mutual’s actuaries conduct quarterly reviews of the aggregate direct loss and settlement expense reserves.  In addition, they specifically analyze the aggregate direct case loss reserves on a quarterly basis and direct incurred but not reported (“IBNR”) loss reserves on an annual basis.  Based on the results of these regularly-scheduled evaluations, the actuaries make recommendations regarding adjustments to direct bulk reserve levels, if deemed appropriate.

The Company does not discount reserves.  Inflation is implicitly provided for in the reserving function through analysis of cost trends, reviews of historical reserving results and projections of future economic conditions.  Estimates of individual case loss reserves are monitored and reviewed on a regular basis by claim staff members.  Special attention is given to large ($100,000 and over) claims and long-term and lifetime medical claims.  Based on the currently available information, individual case loss reserves are revised to reflect any changes in estimated ultimate settlement values.

Despite the inherent uncertainties of estimating loss and settlement expense reserves, the Company believes that its reserves are being calculated in accordance with sound actuarial practices and, based upon current information, that its reserves for losses and settlement expenses at December 31, 2008 are adequate.

Reserving Methodology

Management does not use accident year loss picks to establish the Company’s carried reserves.  Case loss and IBNR reserves, as well as settlement expense reserves, are established independently of each other and added together to get the Company’s total loss and settlement expense reserve.  The Company’s reserving methodology was expanded during 2007 to include bulk case loss reserves, which supplement the aggregate case loss reserves and are used to help maintain a consistent level of overall case loss reserve adequacy.

Case loss reserves are the individual reserves established for each reported claim based on the specific facts of each claim.  Individual case loss reserves are based on the probable, or most likely, outcome for each claim, with probable outcome defined as what is most likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers’ compensation case, by that state’s Workers’ Compensation Commission.  Bulk case loss reserves are actuarially derived and are allocated to the various accident years on the basis of the underlying aggregated case loss reserves of the applicable lines of business.  Non-catastrophe and storm IBNR and certain settlement expense reserves are established through an actuarial process for each line of business.  These IBNR and settlement expense reserves are allocated to the various accident years using historical claim emergence and settlement payment patterns; other settlement expense reserves are allocated to the various accident years on the basis of case and bulk loss reserves.  Reserves associated with catastrophe and storm losses are event-specific and are initially established based on known exposures and estimates of loss frequency and severity.  The initial projections are adjusted as actual loss information is reported.  These components collectively comprise management’s best estimate of the loss and settlement expense reserve.

When an individual claim is settled, development occurs if the claim is settled for more or less than the carried reserve.  Development also occurs if the reserve on an open claim is changed.  This development, when aggregated, would appear to have a direct impact on the Company’s results of operations.  However, because management strives to maintain a reasonably consistent level of reserve adequacy at each quarterly reporting date, the financial impact resulting from the development of prior accident year reserves is, in effect, being offset by the establishment of equally adequate reserves on current accident year claims and/or a change in the bulk case loss reserve.

Development associated with bulk reserves (i.e., non-catastrophe and storm IBNR reserves, bulk case loss reserves and settlement expense reserves) further complicates the issue because these reserves are established in total and are then allocated to the various accident years for financial reporting purposes. At each quarterly reporting date, a certain portion of these bulk reserves are re-allocated from prior accident years to the current accident year.  This re-allocation of the bulk reserves generates development in each prior accident year’s results because the decrease in any prior accident year’s reserve amount will likely differ from the change in that prior accident year’s reported incurred amount.  As a result, development resulting from the re-allocation of bulk reserves between accident years is merely a by-product of that process and does not have any impact on the Company’s results of operations.  There may be other factors impacting the development amounts associated with bulk reserves; however, management does not attempt to quantify such factors and is therefore unable to determine what, if any, impact such factors may have on the Company’s results of operations.

There is, however, one category of reserve development that does have an impact on the Company’s results of operations, and that is development experienced on prior accident years’ catastrophe and storm reserves.  Changes in the projected ultimate cost of a prior accident year loss event are reported as development, and this development has an impact on the Company’s results of operations because the total amount of the Company’s carried reserves has changed.

Management intends to continue utilizing the current reserving methodology on a consistent basis.  For that reason and the reasons noted above, management believes that the composition of the Company’s underwriting results between the current and prior accident years creates potential for misinterpretation and, in any event, is not relevant to an understanding of the Company’s results of operations.  From management’s perspective, the more important issue is consistency of reserve adequacy.  If total loss and settlement expense reserves are maintained at a reasonably consistent level of adequacy, the financial impact resulting from the development of prior accident years’ reserves will, for all practical purposes, be offset by the establishment of equally adequate reserves on current accident year claims.  Therefore, the primary driver of the Company’s results of operations is not accident year performance, but rather current period claims experience.  The most recent actuarial analysis of the Company’s loss and settlement expense reserves indicates a level of adequacy reasonably consistent with other recent evaluations.

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the property and casualty insurance subsidiaries and the reinsurance subsidiary.  Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,
	2008	2007	2006
	($ in thousands)
Gross reserves at beginning of year	$551,602	$548,548	$544,051
Re-valuation due to foreign currency exchange rates	(597)	(190)	-
Ceded reserves at beginning of year	(31,878)	(35,609)	(42,650)
Net reserves at beginning of year	519,127	512,749	501,401

Incurred losses and settlement expenses
Provision for insured events of the current year	329,573	286,577	270,368
Decrease in provision for insured events of prior years	(35,308)	(38,738)	(41,916)
Total incurred losses and settlement expenses	294,265	247,839	228,452

Payments
Losses and settlement expenses attributable to insured events of the current year	133,470	104,196	92,061
Losses and settlement expenses attributable to insured events of prior years	140,127	137,265	125,043
Total payments	273,597	241,461	217,104

Net reserves at end of year	539,795	519,127	512,749
Ceded reserves at end of year	33,009	31,878	35,609
Gross reserves at end of year, before foreign currency re-valuation	572,804	551,005	548,358
Re-valuation due to foreign currency exchange rates	228	597	190
Gross reserves at end of year	$573,032	$551,602	$548,548

Following is a detailed analysis of the reserve development the Company has experienced during the past three years.  Care should be exercised when attempting to determine the impact that prior accident year development amounts have on the Company’s results of operations because, for the reasons noted above, the financial impact may be easily misinterpreted.

Year ended December 31, 2008

Property and casualty insurance segment

For the property and casualty insurance segment, the December 31, 2008 estimate of loss and settlement expense reserves for accident years 2007 and prior decreased $21,564,000 from the estimate at December 31, 2007.  This decrease represents approximately 5.3 percent of the December 31, 2007 carried reserves.  No changes were made in the key actuarial assumptions utilized to estimate loss and settlement expense reserves during 2008.

Reserves on previously reported claims developed favorably in 2008 by approximately $2,755,000.  Favorable development on case and bulk case loss reserves occurred in most major lines of business:  other liability ($3,959,000), commercial property ($2,289,000), auto physical damage ($1,356,000), personal auto liability ($1,220,000), bonds ($1,073,000) and homeowners ($792,000).  Partially offsetting this favorable development was unfavorable development on the workers’ compensation ($1,305,000) and commercial auto ($6,629,000) lines of business.  For all lines combined, the latest five prior accident years were responsible for over 68 percent of the total favorable development.  These development amounts reflect changes made during 2008 to the estimated ultimate settlement value of all prior accident year claims that remained open at December 31, 2008, based on currently available information.  In aggregate, the favorable development on previously reported claims is attributable to decreased severity on claims that closed during 2008.

IBNR reserves on prior accident years experienced favorable development of $12,411,000 resulting from better than expected emergence ($11,135,000), the impact of revised formula IBNR reserves based on an experience review ($1,087,000), and a change in the line of business distribution ($189,000).  The emergence of IBNR claims was lower than the change in prior year IBNR loss reserves and arose from all major lines of business:  other liability ($5,782,000), commercial property ($1,491,000), commercial auto liability ($1,238,000), homeowners ($1,045,000), auto physical damage ($848,000), workers’ compensation ($495,000), bonds ($148,000), and personal auto liability ($88,000).  For all lines combined, approximately 84 percent of the favorable development is attributable to accident years 2006 and 2007.

During 2008, underlying exposure increases resulted in premium increases in certain lines of business, most notably in the other liability and workers’ compensation lines.  Since formula IBNR loss reserves are calculated through the application of IBNR factors to premiums earned, these exposure increases resulted in an increase of $932,000 in prior accident year IBNR loss reserves.  Further, reserves for prior years asbestos claims were increased $942,000 to maintain adequacy targets.  These increases partially offset the favorable case and IBNR reserve development described above.

Total settlement expense developed downward in 2008 by $8,347,000.  Approximately 50 percent of the downward development is related to internal claims department, independent adjuster, and miscellaneous settlement expenses.  Current accident year allocation factors compared to those at December 31, 2007 generated $380,000 of downward development. A majority of the remaining development resulted from settlement expense payments in these categories during 2008 that were lower than anticipated in the payment patterns used in the accident year allocation of settlement expense reserves at December 31, 2007.  This downward development occurred primarily in the other liability, workers’ compensation and commercial auto liability lines of business.

The defense and cost containment portion of prior year settlement reserves developed downward in 2008 by $4,187,000.  The favorable development resulted from expense payments in 2008 that were $6,402,000 lower than anticipated in the 2007 year-end reserve levels.  The other liability line of business accounts for approximately 80 percent of this downward development.  Partially offsetting this favorable development, settlement expense reserves were strengthened $1,800,000, of which $1,147,000 was allocated to prior accident years.  This prior year strengthening occurred primarily in the other liability, commercial auto and workers’ compensation lines of business.  This reserving action resulted from standard actuarial reserve reviews.  In addition, asbestos defense and cost containment reserves were increased $558,000.  Finally, settlement expense reserves for prior years increased approximately $331,000 due to the exposure increases mentioned above in the discussion of IBNR loss reserves.

Prior accident year reserves for non-voluntary assumed business developed adversely by $305,000, attributable primarily to assigned risk pools.

The above results reflect reserve development on a direct and assumed basis.  During 2008, ceded losses and settlement expenses for prior accident years increased $503,000.  The impact of the increase in reinsurance recoverable was to improve the favorable development on the direct and assumed business described above.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Risk, page 89

2.
You provided a sensitivity analysis that assumed hypothetical increases and decreases of one percent point for all of your fixed maturity portfolio.  However, credit spreads on fixed income investments do not increase or decrease by the same amounts.  Please revise your sensitivity analysis disclosures to provide estimates of reasonable possible changes in interest rates for your fixed maturity securities based on the classifications presented in the table on page 120.

3.
Please revise your tabular disclosures on page 90 to present the amounts of the securities in your investment portfolio that are guaranteed by third parties, if any, along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).  Disclose any concentration of credit risk.

Response:

To address comments 2 and 3, the Company will incorporate the following revised narrative and tables into the “Market Risk” discussion contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2009 Form 10-K.

MARKET RISK

The main objectives in managing the investment portfolios of the Company are to maximize after-tax investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations.  Investment strategies are developed based upon many factors including underwriting results, regulatory requirements, fluctuations in interest rates and consideration of other market risks.  Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective boards of directors for each of the Company’s subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments, and is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded.  The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate (inclusive of credit spreads) and equity price risk and, to a lesser extent, credit quality and prepayment risk.  Monitoring systems and analytical tools are in place to assess each of these elements of market risk; however, there can be no assurance that future changes in interest rates, creditworthiness of issuers, prepayment activity, liquidity available in the market and other general market conditions will not have a material adverse impact on the Company’s results of operations, liquidity or financial position.

Interest rate risk (inclusive of credit spreads) includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on future earnings from short-term investments and maturing long-term investments given a change in interest rates.  The following table illustrates the sensitivity of the Company’s fixed maturity securities to hypothetical changes in market rates and prices.

($ in thousands)	Estimated fair value at December 31, 2008	Hypothetical change in interest rate (bp=basis points)	Estimated fair value after hypothetical change in interest rate	Hypothetical percentage increase (decrease) in Stockholders' Equity

Fixed maturity securities:
U.S. treasury	$5,173	200 bp decrease	$5,325	0.05%
		100 bp decrease	5,248	0.03
		100 bp increase	5,099	(0.03)
		200 bp increase	5,026	(0.05)

U.S. government-sponsored agencies	$284,880	200 bp decrease	$291,849	2.46%
		100 bp decrease	289,693	1.70
		100 bp increase	267,365	(6.19)
		200 bp increase	244,909	(14.13)

Obligations of states and political subdivisions	$300,092	200 bp decrease	$339,530	13.94%
		100 bp decrease	321,890	7.70
		100 bp increase	274,446	(9.06)
		200 bp increase	250,630	(17.48)

Mortgage-backed	$69,368	200 bp decrease	$74,220	1.72%
		100 bp decrease	72,000	0.93
		100 bp increase	66,698	(0.94)
		200 bp increase	64,168	(1.84)

Public utilities	$5,808	200 bp decrease	$6,434	0.22%
		100 bp decrease	6,108	0.11
		100 bp increase	5,530	(0.10)
		200 bp increase	5,273	(0.19)

Debt securities issued by foreign governments	$6,552	200 bp decrease	$7,095	0.19%
		100 bp decrease	6,840	0.10
		100 bp increase	6,253	(0.11)
		200 bp increase	5,974	(0.20)

Corporate	$149,946	200 bp decrease	$162,371	4.39%
		100 bp decrease	156,527	2.33
		100 bp increase	143,099	(2.42)
		200 bp increase	136,715	(4.68)

Total fixed maturity securities	$821,819	200 bp decrease	$886,824	22.98%
		100 bp decrease	858,306	12.90
		100 bp increase	768,490	(18.85)
		200 bp increase	712,695	38.57

In addition to a change in the estimated fair value of fixed maturity securities, a hypothetical one percent decrease in interest rates at December 31, 2008 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $265,000, assuming the current maturity and prepayment patterns.  The Company monitors interest rate risk through the analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs.  The effective duration of the Company’s fixed maturity portfolio at December 31, 2008 was 5.57 years.

The valuation of the Company’s marketable equity portfolio is subject to equity price risk.  In general, equities have more year-to-year price variability than bonds.  However, returns from equity securities have been consistently higher over longer time frames.  The Company invests in a diversified portfolio of readily marketable equity securities.  A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2008 would result in a corresponding pre-tax decrease in the fair value of the Company’s equity portfolio of approximately $7,119,000.

Fixed maturity securities held by the Company generally have an investment quality rating of “A” or better by independent rating agencies.  The following table shows the composition of the Company’s fixed maturity securities, by rating, as of December 31, 2008.

	Securities		Securities
	held-to-maturity		available-for-sale
	(at amortized cost)		(at fair value)
($ in thousands)	Amount	Percent	Amount	Percent
Rating:
AAA	$535	100.0%	$408,207	49.7%
AA	-	-	237,405	28.9
A	-	-	141,345	17.2
BAA	-	-	30,912	3.7
BA	-	-	760	0.1
B	-	-	2,670	0.3
CA	-	-	520	0.1
Total fixed maturities	$535	100.0%	$821,819	100.0%

As of December 31, 2008, the Company held approximately $200,926,000 of municipal securities that are enhanced by financial guaranty insurers, which represents approximately 24.4 percent of the Company’s total fixed maturity securities.  Municipal securities insurance guarantees the payment of principal and interest if the issuer defaults.  The credit rating of insurance enhanced municipal securities is usually based on the credit rating of the insurer.  These securities had an average rating of “AA”.  Approximately $43,896,000 of the securities have been pre-refunded which means that funds have been set aside in escrow to satisfy the future interest and principal obligations of the security.  A summary of the Company’s insurance enhanced municipal securities, including the pre-refunded bonds that are escrowed is as follows.

($ in thousands)	Total	Pre-refunded securities	Exposure net of pre-refunded securities
Ambac Financial Group, Inc.	$36,127	$8,862	$27,265
Financial Guaranty Insurance Company	12,228	6,845	5,383
FSA - Assured Guaranty Corp	21,509	-	21,509
National Public Finance Guarantee Corp.	80,349	16,679	63,670
PSF - Texas Permanent School Fund	39,146	11,489	27,657
Other	11,567	21	11,546
Total Guaranteed	$200,926	$43,896	$157,030

The remaining $157,030,000 of insurance enhanced municipal securities that have not been pre-refunded includes $66,175,000 of securities that would have declined one or more ratings levels without insurance enhancement.  The following table shows the ratings of these securities with and without insurance.

($ in thousands)	With insurance	Without insurance
Rating:
AAA	$48,589	$-
AA	17,586	40,660
A	-	25,515
BAA	-	-
Total	$66,175	$66,175

The Company has no insurance enhanced asset-backed securities.  As of December 31, 2008, the Company had no direct investment in the entities that have provided financial guarantees to any security held by the Company.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

10.  Income Taxes, page 125

4.
It appears that your “other net” category in your income tax rate reconciliation represents approximately 23% of your expected income tax benefit in 2008.  Please revise your disclosure to present each reconciling item in excess of 5% of your expected income tax expense (benefit) for each period presented as required by Rule 4-08(h)(2) of Regulation S-X.  Otherwise, please represent to us that no individual items exceed the required 5% threshold.

Response:

The following revised expected to actual income tax expense reconciliation table discloses each reconciling item in excess of 5% of the expected income tax expense (benefit).  For 2008, one additional item (Dividends received deductions) was broken out of the “other, net” line item.  For comparative purposes, this item was also broken out for calendar years 2007 and 2006.  The Company will include the revised table commencing with the 2009 Form 10-K filing, updated as appropriate as of the end of such period.

	Year ended December 31,
	2008	2007	2006
Computed "expected" income tax expense (benefit)	$(3,601,519)	$20,621,541	$26,727,884
Increases (decreases) in tax resulting from:
Tax-exempt interest income	(5,012,548)	(4,277,856)	(4,329,114)
Dividends received deduction	(728,769)	(602,559)	(452,332)
Proration of tax-exempt interest and dividends received deduction	861,198	732,062	717,217
Other, net	(103,043)	(32,534)	154,623
Income tax expense (benefit)	$(8,584,681)	$16,440,654	$22,818,278

13.  Stock Plans, page 132

5
You disclose the existence of various stock-based compensation plans.  On page 28, you disclose that you have no employees as your business activities are conducted by the employees of Employers Mutual.  Please explain to us why it is appropriate to account for the option grants under this plan as employee compensation under SFAS 123R in your separate company financial statements.  Please reference for us the authoritative literature you rely upon to support your position.

Response:

The Company does not have any employees of its own.  As described in note 2 to the Company’s financial statements, Employers Mutual performs all operations for the Company including such services as data processing, claims, financial, actuarial, legal, auditing, marketing and underwriting.  Employers Mutual allocates a portion of the cost of these services to its subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage of the services and the number of transactions.  The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage.

All of the stock-based compensation plans are administered by Employers Mutual for the benefit of its employees.  Employers Mutual allocates a portion of the compensation expense related to these plans (as determined under SFAS 123R) to the Company using the allocation method described above.  In accordance with SAB Topic 1.B.1, this allocation method is deemed the most appropriate basis to reflect all of the expenses that the parent company has incurred on behalf of the Company.

In connection with this response to the staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  If you have questions or comments regarding our responses to your comments, please contact me at (515) 345-2902.

Sincerely,

EMC INSURANCE GROUP INC.

/s/ Mark E. Reese
Mark E. Reese
Senior Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)